================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*




                              OCCAM NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    67457P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 7, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 2 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         New Enterprise Associates VII, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 2 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 3 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA Partners VII, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 3 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 4 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA General Partners, L.P.
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 4 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 5 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         New Enterprise Associates 9, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         WC
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 5 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 6 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA Partners 9, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         PN
================================================================================

                               Page 6 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 7 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter J. Barris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 7 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 8 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         C. Richard Kramlich
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 8 of 24 Pages

===================                                                 ============
CUSIP NO. 67457P101                   13D                           PAGE 8 OF 24
===================                                                 ============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter T. Morris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,594,931 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,594,931 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,594,931 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 9 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 10 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         John M. Nehra
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 10 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 11 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Charles W. Newhall, III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 11 of 24 Pages

===================                                                =============
CUSIP NO. 67457P101                   13D                          PAGE 12 OF 24
===================                                                =============

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Mark W. Perry
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (a) [_]
                                                                        (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY



-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)


         AF
-------- -----------------------------------------------------------------------
   5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]


-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United States citizen
--------------------------------------------------------------------------------
                                 7   SOLE VOTING POWER


                                     0 shares
  NUMBER OF                   ------ -------------------------------------------
   SHARES                        8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH                             74,596,417 shares
  REPORTING                   ------ -------------------------------------------
   PERSON                        9   SOLE DISPOSITIVE POWER
    WITH

                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER


                                     74,596,417 shares
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         74,596,417 shares
-------- -----------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]


-------- -----------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         14.4%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


         IN
================================================================================

                               Page 12 of 24 Pages

                                  Schedule 13D


Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Occam Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 77 Robin Hill Road, Santa Barbara, California 93117.

Item 2.  Identity and Background.
         -----------------------

         Names of Persons Filing: New Enterprise Associates VII, Limited Partnership ("NEA VII") and New Enterprise Associates 9, Limited Partnership ("NEA 9") (collectively, the "Funds"); NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII, NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9 and NEA General Partners, L.P. ("Presidents Partners") (collectively, the "GPLPs"); and Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall"), and Mark W. Perry ("Perry") (collectively, the "General Partners"). All of the General Partners are individual general partners of NEA Partners VII and NEA Partners 9. All of the General Partners except Morris are individual general partners of Presidents Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

         The address of the principal business office of Presidents Partners, NEA VII, NEA Partners VII, NEA 9, NEA Partners 9, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

         Each of NEA VII, NEA Partners VII, NEA 9, NEA Partners 9 and Presidents Partners is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

         The principal business of NEA VII and NEA 9 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners VII, NEA Partners 9 and Presidents Partners is to act as the general partner of NEA VII, NEA 9 and NEA Presidents Fund, L.P. respectively. The principal business of each of the General Partners is to act as a general partner of NEA Partners VII, NEA Partners 9, Presidents Partners and a number of affiliated partnerships with similar businesses.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         NEA 9 acquired 75,000 shares (the "NEA A-2 Shares") of the Issuer's Series A-2 Convertible Preferred Stock, par value $0.001 per share, (the "Series A-2 Stock") from the Issuer in a private transaction on January 7, 2005 (the "Series A-2 Financing") for a total purchase price of $750,000. In connection with the Series A-2 Financing, certain other investors (the "Additional Investors") acquired an

                               Page 13 of 24 Pages
aggregate of 452,500 shares (the "Additional A-2 Shares," and together with the NEA A-2 Shares, the "Outstanding A-2 Shares") of Series A-2 Convertible Preferred Stock, $0.001 par value per share. Each share of Series A-2 Stock will be initially convertible into 90.90909 shares of Common Stock. In addition, all the outstanding shares of the Series A-2 Stock may be automatically converted into Common Stock upon the written consent of the holders of not less than 66 2/3% of the then outstanding shares of the Series A-2 Stock. No part of the purchase price paid by NEA 9 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA A-2 Shares. No further consideration was paid by any of the Reporting Persons in connection with the purchase of the NEA A-2 Shares.

Item 4.  Purpose of Transaction.
         ----------------------

         NEA 9 acquired the NEA A-2 Shares for investment purposes. Depending on general market and economic conditions, continuing evaluation of the business and prospects of the Issuer, the relative attractiveness of other business and investment opportunities, and other factors, NEA 9 and the other Reporting Persons may from time to time sell all or a portion of the NEA A-2 Shares, dispose of or acquire additional shares of the Issuer in the open market or in privately negotiated transactions, or distribute shares of the Issuers to their respective partners. Except as reported in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

                               Page 14 of 24 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Amount Beneficially Owned: NEA VII is the record owner of 3,233,522 shares of Common Stock (the "NEA VII Shares"). NEA Partners VII is the record owner of 672,110 shares of Common Stock (the "NEA Partners VII Shares"). Presidents Partners is the record owner of 1,486 shares of Common Stock (the "Presidents Partners Shares"). NEA 9 is the record owner of 70,611,414 shares of Common Stock and a Warrant to purchase 77,885 shares of Common Stock of the Issuer (the "NEA 9 Shares"). By virtue of their relationship as affiliated limited partnerships whose general partners have overlapping individual general partners, each Fund and each GPLP may be deemed to beneficially own the NEA VII Shares, the NEA Partners VII Shares, the NEA 9 Shares and the Presidents Partners Shares, for an aggregate of 74,596,417 shares (the "Record Shares").

         As individual general partners of NEA Partners VII, which is the sole general partner of NEA VII, NEA Partners 9, which is the sole general partner of NEA 9, and Presidents Partners, Barris, Kramlich, Nehra, Newhall and Perry may be deemed to own beneficially the Record Shares. As an individual general partner of NEA Partners VII and NEA Partners 9, which are the sole general partners of NEA VII and NEA 9, respectively, Morris may be deemed to own beneficially the NEA VII Shares, the NEA Partners VII Shares and the NEA 9 Shares for a total of 74,594,931 shares.

         (a) Percent of Class: Each Reporting Person: 14.4%. The foregoing percentage is calculated based on a total of 518,762,032 shares reported to be outstanding in the Issuer's most recent Form 8-K filing (File No. 000-30741) with the Securities and Exchange Commission dated January 7, 2005.

         (b)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person.

                  (ii)     shared power to vote or to direct the vote:
                           74,596,417 shares for the Funds, the GPLPs, Barris, Kramlich, Nehra, Newhall and Perry. 74,594,931 shares for Morris.

                  (iii) sole power to dispose or to direct the disposition of: 0 shares for each Reporting Person.

                  (iv) shared power to dispose or to direct the disposition of: 74,596,417 shares for the Funds, the GPLPs, Barris, Kramlich, Nehra, Newhall and Perry. 74,594,931 shares for Morris.

                           Each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

         (c) Except as set forth above, none of the Reporting Persons has effected any additional transactions in the Common Stock of the Issuer during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

         (e) Stewart Alsop II ("Alsop") retired as a General Partner of NEA Partners 9 on January 1, 2005. Nancy L. Dorman ("Dorman") retired as a General Partner of NEA Partners 9, NEA Partners VII

                               Page 15 of 24 Pages
                  and NEA Presidents Partners on June 1, 2004. Ronald H. Kase ("Kase") retired as a General Partner of NEA Partners 9, NEA Partners VII and NEA Presidents Partners on January 1, 2004. Thomas C. McConnell ("McConnell") retired as a General Partner of NEA Partners 9, NEA Partners VII and NEA Presidents Partners on May 31, 2004. As a result of the above-mentioned retirements, Alsop, Dorman, Kase and McConnell ceased to own beneficially five percent (5%) or more of the Issuer's Common Stock.

Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to
         ----------------------------------------------------------------------
         Securities of the Issuer.
         ------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1 Agreement regarding filing of joint Schedule 13D.


         Exhibit 2 Power of Attorney regarding Schedule 13D filings.

         Exhibit 3 Power of Attorney regarding Schedule 13D filings.



             .


























                               Page 16 of 24 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    January 18, 2005



NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP

      By:                 *
          --------------------------------------
          Charles W. Newhall III
          General Partner



NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                       *
      ------------------------------------------
      Charles W. Newhall III
      General Partner



NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VII, LIMITED PARTNERSHIP

      By:                 *
          --------------------------------------
          Charles W. Newhall III
          General Partner



NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                       *
      ------------------------------------------
      Charles W. Newhall III
      General Partner



NEA GENERAL PARTNERS, L.P.

By:                       *
      ------------------------------------------
      Charles W. Newhall III
      General Partner






                               Page 17 of 24 Pages

                          *
------------------------------------------------
Peter J. Barris



                          *
------------------------------------------------
C. Richard Kramlich



                          *
------------------------------------------------
John M. Nehra



                          *
------------------------------------------------
Peter T. Morris



                          *
------------------------------------------------
Charles W. Newhall III



                          *
------------------------------------------------
Mark W. Perry




                                                */s/ Eugene A. Trainor III
                                                --------------------------------
                                                Eugene A. Trainor III
                                                As attorney-in-fact


This Schedule 13D was executed by Eugene A. Trainor III pursuant to Powers of Attorney which are being filed with the Securities and Exchange Commission with this Schedule 13D filing for Occam Networks, Inc. which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as
Exhibit 2 and Exhibit 3.

                               Page 18 of 24 Pages

                                                                       EXHIBIT 1
                                                                       ---------

                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Occam Networks, Inc.

         EXECUTED this 18th day of January, 2005.


NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP

      By:                 *
          --------------------------------------
          Charles W. Newhall III
          General Partner



NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                       *
      ------------------------------------------
      Charles W. Newhall III
      General Partner



NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VII, LIMITED PARTNERSHIP

      By:                 *
          --------------------------------------
          Charles W. Newhall III
          General Partner



NEA PARTNERS VII, LIMITED PARTNERSHIP

By:                       *
      ------------------------------------------
      Charles W. Newhall III
      General Partner



NEA GENERAL PARTNERS, L.P.

By:                       *
      ------------------------------------------
      Charles W. Newhall III
      General Partner







                               Page 19 of 24 Pages

                          *
------------------------------------------------
Peter J. Barris



                          *
------------------------------------------------
C. Richard Kramlich



                          *
------------------------------------------------
John M. Nehra



                          *
------------------------------------------------
Peter T. Morris



                          *
------------------------------------------------
Charles W. Newhall III



                          *
------------------------------------------------
Mark W. Perry



                                                /s/ Eugene A. Trainor III
                                                --------------------------------
                                                Eugene A. Trainor III
                                                As attorney-in-fact


This Schedule 13D was executed by Eugene A. Trainor III pursuant to Powers of Attorney which are being filed with the Securities and Exchange Commission with this Schedule 13D filing for Occam Networks, Inc. which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as
Exhibit 2 and Exhibit 3.


                               Page 20 of 24 Pages

                                                                       EXHIBIT 2
                                                                       ---------

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the undersigned as General Partners of one or more of the Partnerships named below (each a "Partnership" and collectively, the "Partnerships") hereby constitute and appoint Eugene A. Trainor, III, true and lawful attorney-in-fact for all of the Partnerships, with full power of substitution, to sign, deliver and file any and all instruments, agreements, certificates and documents on behalf of each Partnership, that may be necessary, desirable or appropriate to be executed in order to supervise, carry out and implement the functions and purposes of such Partnership, including but not limited to the execution, delivery and filing of all documents by or on behalf of any of the Partnerships in its capacity as the general partner of any investment partnership, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as each Partnership might or could do in person, thereby ratifying and confirming on behalf of the Partnerships all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof, it being understood that each of the undersigned is not necessarily a General Partner of each such Partnership and that the signature of the undersigned only relates to those Partnerships as to which he is a General Partner:


                Name of Partnership
                -------------------

         NEA Partners III, Limited Partnership
         NEA Partners IV, Limited Partnership
         NEA Partners V, Limited Partnership
         NEA Partners VI, Limited Partnership
         NEA Partners VII, Limited Partnership
         NEA Partners VIII, Limited Partnership
         NEA Partners 9, Limited Partnership
         NEA Chemicals and Materials Partners, Limited Partnership NEA ONSET Partners, Limited Partnership
         NEA ONSET Partners II, Limited Partnership
         NEA ONSET Partners III, Limited Partnership
         NEA General Partners, L.P.
         NEA Investment Partners, Limited Partnership
         NEA Spectra Partners, Limited Partnership

         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]








                               Page 21 of 24 Pages

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 28th day of July, 2004.


                                                /s/ Stewart Alsop II
                                                --------------------------------
                                                Stewart Alsop II



                                                /s/ Peter J. Barris
                                                --------------------------------
                                                Peter J. Barris



                                                /s/ C. Richard Kramlich
                                                --------------------------------
                                                C. Richard Kramlich



                                                /s/ Peter T. Morris
                                                --------------------------------
                                                 Peter T. Morris



                                                /s/ John M. Nehra
                                                --------------------------------
                                                John M. Nehra



                                                /s/ Charles W. Newhall III
                                                --------------------------------
                                                Charles W. Newhall III



                                                /s/ Mark W. Perry
                                                --------------------------------
                                                Mark W. Perry













                               Page 22 of 24 Pages

                                                                       EXHIBIT 3
                                                                       ---------

                                POWER OF ATTORNEY

            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

            IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.

                                                 /s/ Stewart Alsop II
                                                 -------------------------------
                                                 Stewart Alsop II


                                                 /s/ Peter J. Barris
                                                 -------------------------------
                                                 Peter J. Barris


                                                 /s/ Robert T. Coneybeer
                                                 -------------------------------
                                                 Robert T. Coneybeer


                                                 /s/ Nancy L. Dorman
                                                 -------------------------------
                                                 Nancy L. Dorman


                                                 /s/ Ronald Kase
                                                 -------------------------------
                                                 Ronald Kase


                                                 /s/ C. Richard Kramlich
                                                 -------------------------------
                                                 C. Richard Kramlich


                                                 /s/ Arthur J. Marks
                                                 -------------------------------
                                                 Arthur J. Marks


                                                 /s/ Thomas C. McConnell
                                                 -------------------------------
                                                 Thomas C. McConnell



                               Page 23 of 24 Pages

                                                 /s/ Peter T. Morris
                                                 -------------------------------
                                                 Peter T. Morris


                                                 /s/ John M. Nehra
                                                 -------------------------------
                                                 John M. Nehra


                                                 /s/ Charles W. Newhall III
                                                 -------------------------------
                                                 Charles W. Newhall III


                                                 /s/ Mark W. Perry
                                                 -------------------------------
                                                 Mark W. Perry


                                                 /s/ Scott D. Sandell
                                                 -------------------------------
                                                 Scott D. Sandell





















                               Page 24 of 24 Pages